November 12, 2024

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People   s Republic of China, 361021

       Re: EPWK Holdings Ltd.
           Amendment No. 9 to Registration Statement on Form F-1
           Filed October 24, 2024
           File No. 333-269657
Dear Guohua Huang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 9 to Registration Statement on Form F-1
Related Party Transactions, page 138

1. Please revise to provide the related party disclosure through the date of the prospectus.
       In this regard, we note that the information provided in this section is as of June 30,
       2024. Refer to Item 4.a. of Form F-1 and Item 7.B. of Form 20-F.
Resale Prospectus Cover Page

2. We note your revised disclosure that "[n]o sales of the Ordinary Shares covered by this prospectus shall occur until the commencement of sales of our initial public offering." Please revise this disclosure to state, as you do in the Selling Shareholders
       Plan of Distribution, that no sales of the shares covered by the resale prospectus shall
 November 12, 2024
Page 2

      occur until the closing of the initial public offering. Also restore the deleted sentence disclosing the last reported sale price of your shares on Nasdaq as of a specified date.
       Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Fang Liu, Esq.